Exhibit (h)(35)
Calamos Advisors LLC
2020 Calamos Court
Naperville, Illinois 60563-1493
December 20, 2007
Calamos Investment Trust
2020 Calamos Court
Naperville, Illinois 60563
Ladies and Gentlemen:
          Calamos Advisors LLC (“Calamos Advisors”) hereby undertakes as follows:
          In the interest of limiting the expenses of Calamos Total Return Bond Fund (the “Fund”), a series of Calamos Investment Trust, Calamos Advisors undertakes to reimburse each Fund to the extent, but only to the extent, that the annualized expenses of each of the following classes of the Fund through February 28, 2009, as a percent of the average net assets of such class of shares (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, and extraordinary charges such as litigation costs, but including fees paid to Calamos Advisors), exceed the applicable percentage for that class set forth below:

	Class of Shares
	A	B	C	I	R
Expense limitation	0.90%	1.65%	1.65%	0.65%	1.15%
          The amount of the expense reimbursement to the Fund (or any offsetting reimbursement by the Fund to Calamos Advisors) shall be computed on an annual basis, but accrued and paid monthly. This undertaking shall be binding upon any successors and assigns of Calamos Advisors.

Very truly yours,

CALAMOS ADVISORS LLC

By: Name:	/s/ Nimish S. Bhatt Nimish S. Bhatt
Title:	Senior Vice President, Director of Operations

Agreed and accepted by
CALAMOS INVESTMENT TRUST

By: Name:	/s/ Stathy Darcy Stathy Darcy
Title:	Secretary